BANCO SANTANDER - CHILE

Item		Sequential Page Number
1.	Translation of Material Event filed with Superintendent of Banks on Feb. 3, 2005 and published in El Mercurio newspaper on the same date.	3

Santiago, Feb. 3, 2005

Mr. Enrique Marshall Rivera

Superintendent of Banks and

Financial Institutions

Ref.: Resignation of Alternate Director

Mr. Superintendent,

In conformity with Articles 9 and 10 of Law 18,045, Banco Santander Chile informs that in an extraordinary Board meeting held on February 2, 2005, the resignation of Fernando Cañas Berkowitz, Alternate Director was accepted.

Sincerely,

Oscar Von Chrismar

CEO

Banco Santander Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

February 3, 2005

/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel

FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile

(Jurisdiction of incorporation)

Bandera 140

Santiago, Chile

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

FORM 20-F      X              FORM 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

YES                      NO      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A